Second Quarter 2021 Earnings Call July 28, 2021 Exhibit 99.2

Certain statements contained in this presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This presentation may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations, including the length and magnitude of disruption resulting from the global COVID-19 pandemic; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law. Forward-looking statements

Non-GAAP measures This presentation includes information regarding certain non-GAAP financial measures, including Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow and Net debt. These measures are presented because management uses this information to monitor and evaluate financial results and trends and believes this information to also be useful for investors. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results. Adjusted EBITDA, Adjusted EBITDA per Metric Ton, Free Cash Flow and Net debt are not presentations made in accordance with IFRS and may not be comparable to similarly titled measures of other companies. These non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures. This presentation provides a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures. We are not able to provide a reconciliation of Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, our net income in the future.

Jean-Marc Germain Chief Executive Officer

Strong results; increasing 2021 Adjusted EBITDA guidance to €545-560 million and FCF guidance to >€125 million Q2 2021 Highlights Ø Shipments: 406kt (+31% YoY) Ø Revenue increased 47% YoY to €1.5 billion Ø Net income: €108 million Ø Record Adj. EBITDA of €170 million (+110% YoY; +2% vs. 2019) Ø Record Adj. EBITDA in P&ARP and AS&I Ø Cash from Operations of €73 million Ø Free Cash Flow of €35 million Ø H1 2021 FCF: €81 million Ø Leverage of 3.7x at June 30, 2021 Ø Joined the Russell 2000® Index Leverage Leverage back to pre-pandemic level

H1 2021 Highlights — ESG

- Prioritized the safety of our employees
  - Recordable Case Rate* significantly lower than industry average
- Issued two Sustainability-Linked Bonds due 2029 ($500M in USD, €300M in EUR)
  - ESG bonds now represent ~40% of our outstanding bonds
- Advanced the development of our 2030 Sustainability strategy
- Progressed on our European recycling investment aimed at meeting our recycled aluminium input target
- Added 2 additional women to our Board of Directors at our 2021 AGM
  - Women comprise >40% of our Board of Directors

Recordable Case Rate*



3.3
3.2
2.3
2.4
1.8
1.8
2016
2017
2018
2019
2020
H1 2021

Safety remains our top priority

* Measures the number of fatalities, serious injuries, lost-time injuries, restricted work injuries, or medical treatments per one million hours worked.

Constellium Second Quarter 2021 – Earnings Call 6

Peter Matt Chief Financial Officer

Adjusted EBITDA Bridges H1 2021 vs. H1 2020 Q2 2021 vs. Q2 2020 € millions +27% € millions +110%

Q2 2021 Performance Ø Adjusted EBITDA of €94 million Ø Higher packaging, automotive, and specialty shipments Ø Improved price and mix Ø Higher costs due to increased activity, notably maintenance, freight, and labor Ø Unfavorable FX translation Packaging and Automotive Rolled Products Q2 2021 Q2 2020 Var. Shipments (kt) 284 221 29% Revenue (€m) 907 565 61% Adj. EBITDA (€m) 94 58 63% Adj. EBITDA (€ / t) 332 262 27% Q2 Adjusted EBITDA Bridge € in millions

Q2 2021 Performance Aerospace and Transportation Q2 2021 Q2 2020 Var. Shipments (kt) 53 45 16% Revenue (€m) 287 250 15% Adj. EBITDA (€m) 42 31 34% Adj. EBITDA (€ / t) 794 691 15% Ø Adjusted EBITDA of €42 million Ø Higher TID shipments, partially offset by lower aerospace shipments Ø Weaker price and mix due to lower aerospace shipments Ø Strong cost control and favorable metal costs Ø Unfavorable FX translation Q2 Adjusted EBITDA Bridge € in millions

Q2 2021 Performance Automotive Structures and Industry Q2 Adjusted EBITDA Bridge € in millions Q2 2021 Q2 2020 Var. Shipments (kt) 69 44 56% Revenue (€m) 345 222 55% Adj. EBITDA (€m) 41 (1) n.m. Adj. EBITDA (€ / t) 587 (31) n.m. Ø Adjusted EBITDA of €41 million Ø Higher automotive and industry shipments Ø Improved price and mix primarily due to higher automotive shipments Ø Solid cost control

Q2 2021 Adjusted EBITDA Bridges (vs. 2019) € in millions € in millions Adjusted EBITDA by Segment Strong cost performance with substantial earnings leverage to an aerospace recovery Adjusted EBITDA by Driver

Cost increases trailing revenue recovery Q2 2021 Adj. EBITDA more than doubled YoY on a 31% increase in shipments and a 47% increase in revenue Each segment is contributing P&ARP — solid recovery and fixed cost performance with favorable metal costs A&T — improved metal result and strong fixed cost performance AS&I — overall strong cost performance Inflationary pressures manageable thus far Structural costs: target of €75m nearly achieved; investigating further opportunities Metal savings: increased recycling, maximizing cast house yields Operational excellence: improve equipment reliability, uptime, and yield Procurement: leveraging spend to provide lower cost; identifying better performing inputs Interest: continue to target <€100 million of cash interest per annum Focus on Costs Cost Control Remains a High Priority Horizon 2022 Update Substantial cost improvement opportunities with multiple levers Cost Flex* in Q2 * Represents change in costs over change in revenue for Q2 2021 compared to Q2 2020. Note: Q2 2020 included €14 million of European state aid as compared to €1 million in Q2 2021

Free Cash Flow

	H1 2021	H1 2020
Net cash flows from operating activities	148	152
Purchases of property, plant and equipment, net of grants	(67)	(98)
Other investing activities	—	—
Free Cash Flow	**81**	**54**

Consistent FCF Generation



€ in millions
150
100
50
0
-50
H1 2019
H2 2019
H1 2020
H2 2020
H1 2021

H1 FCF Highlights

- Free Cash Flow of €81 million in H1 2021
  - Despite working capital headwind as businesses rebounded
  - Capex expected to be back half weighted
- Delivering on our goal of significant and consistent Free Cash Flow generation
  - Over €400 million of Free Cash Flow generated since 2019

Current 2021 FCF Expectations

- Free Cash Flow: >€125 million
  - Capex: ~€225 million
  - Cash interest: ~€125-130 million
  - Cash taxes: ~€5-10 million

Constellium
Second Quarter 2021 – Earnings Call 14

Committed to deleveraging with year end leverage expected to be at or below 3.5x Ø Leverage of 3.7x down nearly a full turn from the peak Ø No near term bond maturities Ø Successful H1 2021 refinancings Ø Expected to reduce annualized cash interest by ~€30 million Ø >€150 million deployed to gross debt reduction Ø Gradually reducing excess liquidity added during the pandemic Net Debt and Liquidity € in millions Net Debt and Leverage Maturity Profile Liquidity € in millions € in millions Leverage: Net Debt / LTM Adjusted EBITDA Debt / Liquidity Highlights * Does not include State Loans

Jean-Marc Germain Chief Executive Officer

Secular Growth Trends Create Opportunity Across Our Portfolio

Secular Growth Trends

- Circular economy — aluminum is infinitely recyclable and inherently sustainable
- Aluminum cans — the preferred beverage container
- Lightweighting in transportation
- Electrification of the automotive fleet

A Balanced Portfolio

Revenue by End Market



Specialties 21%
Aero 15%
Auto 27%
Packaging 37%
Specialties 23%
Aero 7%
Auto 29%
Packaging 41%
2019
LTM Q2 2021

Delivering on the Opportunity

- Debottlenecking Muscle Shoals by more than 75kt per annum and exploring additional opportunities across our packaging platform
- Investment to increase European recycling capacity
- Aerospace rebound still to come and fully prepared to capture the recovery
- Unlocking TID volumes through investments in North American coil capacity
- EV platforms increasingly represented in P&ARP and AS&I portfolios, with products including Auto Body Sheet, battery boxes, and other automotive structures
  - Supplying Audi e-tron with ABS and extrusion-based structures, including for battery enclosure
- Specialties performance demonstrates benefits of broad based end market diversification (e.g. rail, semiconductor, solar)

Constellium
Second Quarter 2021 – Earnings Call 17

End Market Updates Market Commentary Near-term Outlook Packaging Strong market in North America and in Europe Focus on sustainability driving increased demand for aluminium cans Mid-single digit annual demand growth supported by can-making capacity additions in both North America and Europe Automotive Lightweighting mega-trend penetration driving increased demand for rolled and extruded products Consumer demand for luxury cars, light trucks, and SUVs remains strong; inventories are low Demand uncertainty due to the semiconductor shortage likely to persist into H2 2021 Aerospace Supply chain optimism increasing on increased passenger traffic (more pronounced in the U.S.) and recent aircraft orders from airlines OEMs continue to destock the supply chain in the near term Long-term trends expected to remain intact, including increased passenger traffic and higher build rates for single aisle aircraft Other Specialties Transportation, Industry and Defense (Rolled): North America: Strong demand Europe: Strong demand Industry (Extrusions): Europe: Strong demand

Strong performance in Q2 2021 Adjusted EBITDA surpassed 2019 levels with a much lower contribution from aerospace Continued Free Cash Flow generation and gross debt paydown Significant deleveraging Delivering in 2021 Solid operational performance, strong cost control, and consistent Free Cash Flow generation Meeting strong demand from our end markets and prepared for a recovery in aerospace Committed to deleveraging with expected with year end leverage at or below 3.5x Prepared for a bright future Focused on executing our strategy Substantial value creation opportunities remain — continue planting the seeds for future growth Horizon 2022 has "more room to run" Key Messages and Guidance Focused on delivering on our strategy and increasing shareholder value 2021 Adjusted EBITDA: €545 to €560 million 2021 Free Cash Flow: >€125 million Long-Term Leverage: 2.5x Targets

Appendix

Reconciliation of Net Income to Adjusted EBITDA Three months ended June 30, Six months ended June 30, (in millions of Euros) 2021 2020 2021 2020 Net income / (loss) 108 (32) 156 (63) Income tax expense / (benefit) 22 (11) 33 (19) Income / (loss) before tax 130 (43) 189 (82) Finance costs - net 37 42 92 87 Income / (loss) from operations 167 (1) 281 5 Depreciation and amortization 65 66 128 132 Impairment of assets — 5 — 5 Restructuring costs 2 11 3 11 Unrealized (gains) / losses on derivatives (16) (43) (44) 10 Unrealized exchange losses / (gains) from the remeasurement of monetary assets and liabilities – net 1 (1) (1) 1 Losses on pension plan amendments 2 2 2 2 Share based compensation costs 3 5 7 8 Metal price lag (54) 25 (85) 40 Start-up and development costs — 2 — 4 Other — 10 — 10 Adjusted EBITDA 170 81 291 228

Free Cash Flow Reconciliation (in millions of Euros) Three months ended June 30, Six months ended June 30, 2021 2020 2021 2020 Net cash flows from operating activities 73 8 148 152 Purchases of property, plant and equipment (42) (43) (74) (100) Property, plant and equipment grants received 4 2 7 2 Free Cash Flow 35 (33) 81 54

(in millions of Euros) June 30, 2021 March 31, 2021 December 31, 2020 September 30, 2020 June 30, 2020 Borrowings 2,257 2,325 2,391 2,456 2,536 Fair value of net debt derivatives, net of margin calls 9 25 42 26 5 Cash and cash equivalents (290) (342) (439) (432) (378) Net Debt 1,976 2,008 1,994 2,050 2,163 LTM Adjusted EBITDA 528 439 465 475 488 Leverage 3.7x 4.6x 4.3x 4.3x 4.4x Net Debt Reconciliation

Reconciliation of Net Income to Adjusted EBITDA Twelve months ended (in millions of Euros) June 30, 2021 March 31, 2021 December 31, 2020 September 30, 2020 June 30, 2020 Net income / (loss) 202 62 (17) (21) (40) Income tax expense / (benefit) 35 2 (17) (22) (25) Income / (loss) before tax 237 64 (34) (43) (65) Finance costs - net 164 169 159 164 173 Share of losses of joint ventures — — — 3 3 Income from operations 401 233 125 124 111 Depreciation and amortization 255 256 259 269 271 Impairment of assets 38 43 43 14 5 Restructuring costs 5 14 13 15 14 Unrealized gains on derivatives (70) (97) (16) (19) (6) Unrealized exchange (gains) / losses from the remeasurement of monetary assets and liabilities - net (3) (5) (1) (1) 1 Losses on pension plan amendments 2 2 2 — 1 Share based compensation costs 14 15 15 15 17 Metal price lag (117) (37) 8 39 55 Start-up and development costs 1 3 5 8 10 Losses on disposals 4 4 4 3 1 Bowling Green one-time cost related to the acquisition — — — (1) (1) Other (2) 8 8 9 9 Adjusted EBITDA 528 439 465 475 488

Borrowings Table

(in millions of Euros)	At June 30, 2021							At December 31, 2020
	Nominal Value in Currency		Nominal Rate	Nominal Value in Euros	(Arrangement fees)	Accrued Interests	Carrying Value	Carrying Value
Secured Pan-U.S. ABL (due 2026)	$	—	Floating	—	—	—	—	—
Secured U.S. DDTL (expired in 2021)	$	—	Floating	—	—	—	—	—
Secured PGE French Facility (due 2022)	€	180	Floating	180	—	—	180	180
Secured German Facility (due 2022)	€	—	2.000%	—	—	—	—	—
Secured Inventory Facility (due 2023)	€	—	Floating	—	—	—	—	—
Senior Unsecured Notes								
Issued May 2014 and due 2024	$	400	5.750%	—	—	—	—	325
Issued February 2017 and due 2025	$	650	6.625%	—	—	—	—	534
Issued November 2017 and due 2026	$	500	5.875%	421	(5)	9	425	411
Issued November 2017 and due 2026	€	400	4.250%	400	(4)	6	402	401
Issued June 2020 and due 2028	$	325	5.625%	274	(6)	1	269	260
Issued February 2021 and due 2029	$	500	3.750%	421	(7)	5	419	—
Issued June 2021 and due 2029	€	300	3.125%	300	(5)	1	296	—
Unsecured Revolving Credit Facility (due 2021)	€	—	Floating	—	—	—	—	—
Unsecured Swiss Facility (due 2025)	CHF	17	1.175%	16	—	—	16	18
Unsecured German Facility (due 2022)	€	—	2.120%	—	—	—	—	—
Lease liabilities				186	—	1	187	195
Other loans				62	—	1	63	67
Total Borrowings				**2,260**	**(27)**	**24**	**2,257**	**2,391**
Of which non-current							1,995	2,299
Of which current							262	92

Constellium

Second Quarter 2021 – Earnings Call 25